

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4720

July 24, 2009

*By U.S. Mail and Facsimile to: (717) 436-7551*

JoAnn N. McMinn
Chief Financial Officer
Juniata Valley Financial Corp.
Bridge and Main Streets, PO Box 66
Mifflintown, PA 17059-0066

>    **Re:    Juniata Valley Financial Corp.
>         Form 10-K for the Fiscal Year Ended December 31, 2008
>         Filed March 13, 2009
>         File No. 000-13212**

Dear Ms. McMinn:

   We have completed our review of your Form 10-K and have no further comments at this time.

>                   Sincerely,


>                   Christian Windsor
>                   Special Counsel